Exhibit 99.5

JBS S.A.

Corporate Taxpayer’s ID (CNPJ/ME): 02.916.265/0001-60

Company Registry (NIRE): 35.300.330.587

Minutes Book

MINUTES OF THE FISCAL COUNCIL’S MEETING

HELD ON NOVEMBER 10, 2023

Date, Time and Place: Fiscal Council’s meeting of JBS S.A., held on November 10, 2023, at 2:00 p.m., at the headquarters of JBS S.A.(“Company”), located at Avenida Marginal Direita do Tietê, 500, Bloco I, 3º Andar, Vila Jaguara, CEP 05118-100, in the city and state of São Paulo, by videoconference and in person.

Call Notice: The call notice was sent by e-mail to the members of the Fiscal Council, pursuant to Article 12 of the Fiscal Council Charter.

Attendance: All Fiscal Council members were present, namely, Messrs. Adrian Lima da Hora, José Paulo da Silva Filho, Demetrius Nichele Macei, Orlando Octávio de Freitas Junior, and Ms. Patricia da Silva Barros, thereby reaching the necessary quorum for the meeting to be installed.

The meeting was also attended by: Messrs. Guilherme Perboyre Cavalcanti, CFO and Investor Relations Officer, Eliseo Santiago Perez Fernandez, Chief Management and Control Officer, Agnaldo dos Santos Moreira Jr., Chief Accounting and Administrative Officer, José Marcelo Martins Proença, Compliance Officer, Mrs. Louise da Silva Maximo, Accounting Manager, and Mrs. Beatriz Lopes Alexandre, Corporate Governance Lawyer. In addition, Messrs. Fabian Junqueira, Lead Audit and Global Partner of the JBS account, Rafael Santos, Managing Partner, and Denis Zanchin, Senior Audit Manager, all representatives of KPMG Auditores Independentes Ltda. (“KPMG”), also attended the meeting.

Presiding Board: Adrian Lima da Hora, as Chair; and Milena Hitomi Yanagisawa, as Secretary.

Agenda: (i) presentation of the current market overview and the operations of the Company and its subsidiaries, including the market overview for the period ended September 30, 2023; (ii) analysis of the Company’s Interim Financial Statements accompanied by the Independent Auditor’s Report for the period ended September 30, 2023 (“Interim Financial Statements”); (iii) discussion of the Independent Auditor’s Report on the Financial Statements with representatives of KPMG Auditores Independentes Ltda. (“Auditor’s Report”); (v) discussion and resolution on the Fiscal Council’s opinion on the Interim Financial Statements; and (v) training on the Code of Conduct and Ethics and updating on the work carried out by the Company’s Compliance area.

Discussions and Resolutions:

(i) The meeting was initiated with Mr. Guilherme Perboyre Cavalcanti presenting the members of the Fiscal Council an overview of the operations of the Company and its subsidiaries, including a market overview for the period ended September 30, 2023. The members of the Fiscal Council asked questions, which were duly answered by Mr. Guilherme Perboyre Cavalcanti;

(ii) Subsequently, the members of the Fiscal Council discussed with the accounting area their remarks after reading the Interim Financial Statements, whose copies were made available on the Diligent portal prior to the meeting. During the analysis of the Interim Financial Information, Messrs. Eliseo Santiago Perez Fernandez, Agnaldo dos Santos Moreira Jr. and Mrs. Louise da Silva Maximo commented on the key items of the Interim Financial Statements and on the remarks made by the members of the Fiscal Council. The members of the Fiscal Council asked questions about the Interim Financial Statements, which were clarified by Messrs. Eliseo Santiago Perez Fernandez, Agnaldo dos Santos Moreira Jr. and Mrs. Louise da Silva Maximo;

(iii) Mr. Fabian Junqueira then presented the work performed by KPMG concerning the Interim Financial Statements, underscoring the independence and the communications required by auditors, the fact that they did not diverge with the Company’s management and that, based on the audit work carried out, no evidence was identified regarding fraud or errors, conflicts of interest, significant deficiencies or materials weaknesses in internal controls, and that the contingency processes were reviewed by the independent auditors based on applicable review rules. Additionally, Mr. Fabian Junqueira also stated that no global matter was identified that could impact KPMG’s professional independence, that KPMG had access to all requested information, and no material adjustments were identified upon completion of the audit works. All questions asked by the members of the Fiscal Council were duly answered by Mr. Fabian Junqueira.

(iv) Subsequently, the members of the Fiscal Council declared that, upon performing their legal and statutory duties, they examined the Company’s Earnings Release and Interim Financial Statements for the period ended September 30, 2023, to be approved by the Company’s Board of Directors. Based on this review and the information and clarifications received during the period, as well as the draft version of KPMG’s review report on the Interim Financial Statements, to be issued without reservations on November 13, 2023, the Fiscal Council stated it had not gained awareness of any additional fact or evidence of fraud or errors that would lead to believing the aforementioned interim financial statements do not reflect, in all material respects, the information contained therein, therefore deeming they are fit to be disclosed by the Company after approval by the Board of Directors.

The members of the Fiscal Council approved the content of the Fiscal Council’s Opinion on the Interim Financial Statements for the period ended September 30, 2023, and will submit its opinion after the Company’s Board of Directors has approved the disclosure of the Interim Financial Statements and the Auditor’s Report has been issued;

(v) Lastly, Mr. José Marcelo Martins Proença applied the Code of Conduct and Ethics training and presented the members of the Fiscal Council with an update on the work carried out by the Company’s Compliance area.

Mr. José Marcelo Martins Proença initially discussed the harassment theme, providing examples of the preferred targets of harassers and how they occur, and playing videos with actors illustrating real life situations, reiterating that this problem affects all hierarchical levels as it is a multidimensional phenomenon and a problem at the organizational level.

Mr. José Marcelo Martins Proença also explained the risks involved when working under pressure to review situations, achieve results, win customers, solve problems, and hiring professionals, stating that goals should not be achieved through harassment, but rather that respectful workplaces encourage people to deliver better results.

Furthermore, Mr. José Marcelo Martins Proença provided an update on the works carried out by the Company’s Compliance area, explaining the mapping for low, medium, and high risk situations, highlighting the attention required for outsourced third parties, insider trading, sexual harassment, discrimination, and receiving gifts and gratuities.

Mr. José Marcelo Martins Proença presented the policies of the Compliance area, mentioning the global policies and new policies, namely: the Global Compliance Policy, the Local Compliance Policy, the Non-Retaliation Policy, and the Mergers and Acquisitions Policy that is in its dissemination phase, as well as the policies that were reviewed and updated during 2023, informing that new categories were included in the Due Diligence Policy, such as international third parties, port operators, and livestock farmers.

Mr. José Marcelo Martins Proença also discussed the 2023 training cycle for all employees, mentioning the main themes and categories and their respective evolution status and highlighting the 2023 Code of Conduct and Ethics training.

The members of the Fiscal Council asked questions, which were duly answered by Mr. José Marcelo Martins Proença.

Minutes in Summary Form: The Fiscal Council authorized the drawing up of these minutes in summary with the omission of the signatures of the attendees, pursuant to Article 130, Paragraphs 1 and 2 of the Brazilian Corporate Law.

Closure: There being no further business to address, the Chair offered the floor to anyone who wished to speak and, as no one did, the meeting was adjourned for the drawing up of these minutes, which were then read, approved, and signed by all attendees.

São Paulo, November 10, 2023.

Adrian Lima da Hora	Milena Hitomi Yanagisawa
Chair	Secretary

Attending Fiscal Council Members:

Adrian Lima da Hora	José Paulo da Silva Filho

Demetrius Nichele Macei	Orlando Octávio de Freitas Junior

Patricia da Silva Barros

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